

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 7, 2015

Via E-mail
Mr. Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
55 Walls Drive
Fairfield, CT 06824

Re: **Acme United Corporation**
Form 10-K
Filed March 6, 2015
File No. 1-7698

Dear Mr. Driscoll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Management's Discussion and Analysis, page 15

Liquidity and Capital Resources, page 19

1. We note the significant increases in your inventory balances which appear to partially relate to the purchase of First Aid Only. We further note significant increases in your allowance for slow moving and obsolete inventory during 2014. In light of factors such as customer store closings, new customers and product introductions and "timing" issues that could significantly impact your inventory and allowance accounts as well as your cash flows, please revise your disclosure to discuss these factors, whether these are factors or trends that you anticipate continuing in the future and how you plan to reduce inventory between now and the end of 2015. In this regard we note in your earnings call transcript for the second quarter of 2015 that you anticipate reducing inventory by $2 million.

<u>7. Income Taxes, page 31</u>

2. We note from your disclosure that you repatriated $11.8 million of foreign earnings in 2014. We also note that you have repatriated foreign earnings since 2009 and currently plan to repatriate additional amounts from your Canadian subsidiary. Further, we note that the undistributed earnings of your foreign subsidiaries are considered permanently reinvested. Tell us the underlying reasons for your repatriation of foreign earnings and in light of your repatriation of earnings since 2009, how you are able to conclude that your undistributed earnings are permanently reinvested. If you believe that any of your foreign earnings continue to be permanently reinvested, indicate the specific countries in which these earnings are located. Finally disclose the unrecognized deferred income tax liability pursuant to ASC 740-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction